FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
YEAR ENDED DECEMBER 31, 2004

Highlights for the Period
[All figures in Chilean Pesos]

  Net Income strongly grew 246.7%, based on an important 15.4% improvement in Operating Income, as well as a 20.9% increase in Non Operating Income.

  Operating Income improved basically as a consequence of higher Operating Income in our :

    Generation subsidiaries in Colombia, Argentina and Brazil

    Distribution subsidiaries in Colombia, Brazil, Chile and Argentina

  Non operating income also improved, and mainly due to a :

    20.9% reduction in net financial expenses

    73.5% increase in net income from related companies

    226.0% increase in net of monetary exposure

  Physical sales confirmed the increasing trend exhibited since 2H03, as a reflection of the recovery of the economy.

    Physical sales in generation increased 5.5%, from 50,633 GWh to 53,443 GWh

    Physical sales in distribution increased 5.5%, from 49,577 GWh to 52,314 GWh

  As in previous quarters, our client base grew again, adding more than 440,000 new clients to be served by our distribution subsidiaries.

  Demand for electricity showed a sustained growth in all our concession areas, as follows :

    Argentina: 5.3%

    Brazil: 4.5%

    Chile: 7.6%

    Colombia: 4.3%

    Peru: 7.1%

  As result of our efforts to improve the overall efficiency in our distribution business, labor productivity increased 6.4%, from 1,429 clients per employee in 2003 to 1,521 in 2004.

  In Chile, the new hydroelectric power plant Ralco was authorized to increase its installed capacity from 570MW up to 690MW.

  As planned, indebtedness was reduced by US$206 million.

  Moody’s upgrade rating of Enersis to Ba1 from Ba2 with stable outlook.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1

PRESS RELEASE Year Ended 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2

PRESS RELEASE Year Ended 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 3

PRESS RELEASE Year Ended 2004 – Market Information

General Information

(Santiago, Chile, January 27, 2004) Enersis (NYSE: ENI), announced today consolidated financial results year ended December, 2004. All figures are in both US$ and Ch$, and in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to the comparison between 2004 and 2003 and figures have been adjusted by the CPI variation with the one-month lag accounting convention between both periods, equal to 2.5%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 2004, equal to US$1 = Ch$557.40, which compared to the exchange rate of US$1 = Ch$593.80 prevailing as of December 2003, represents a Chilean nominal peso appreciation of 6.13% against the US$.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, a brief explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of December, 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 4

PRESS RELEASE Year Ended 2004 – Market Information

Simplified Organizational Structure

enersis
Distribution
Trading
Generation
Transmission
Chilectra 98.2%
Edesur 65.1%
Edelnor 33.4%
Cerj 80.4%
Coelce 31.2%
Codensa 21.7%
CEMSA 45.0%
Endesa Chile 60.0%
Costanera 64.3%
El Chocón 47.4%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
C.G.T.F 48.8%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
GasAtacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
Engineering
Ingendesa 97.6%
Infrastructure
Túnel El Melón 100%
Gas Pipeline
Atacama Chile 50.0%
Electrogás 42.5%
Atacama Argentina 50.0%
Gasoducto Tal Tal 50.0%
Services
CAM 100%
Real Estate
Inmobiliaria M. Velasco 100%
Information & Telecommunications
Synapsis 100%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 5

PRESS RELEASE Year Ended 2004 – Market Information

Market Information

Equity Market

The improved risk perception of Latin America, together with the recovery in demand for electricity in the majority of the areas under concession, was reflected in a sustained growth in the liquidity of Enersis shares, both on the local market and New York Stock Exchange.

During the year 2004, market capitalization increased 16.0% from US$4,729 million to US$5,486 million. Additionally, the share price rose from $86.0 to $93.66.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 6

PRESS RELEASE Year Ended 2004 – Market Information

During 2004, the ADR price rose by 15.6%, from US$7.36 to US$8.51, which compares very favorably with respect to the 3.1% variation of the Dow Jones Index for the same period.

Over the last 12 months, the Enersis unit price has increased 6.1%, from € 5.86 to € 6.22.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 7

PRESS RELEASE Year Ended 2004 – Market Information

Market Perception

The latest research published on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price US$ (*)	Recommendation

January 17, 2005	Larraín Vial	Cristian Ramirez	8.42	Outperform
October 29, 2004	Credit Suisse	Emerson Leite	8.00	Outperform
October 28, 2004	Bear Stearns	Rowe Michels	10.0	Outperform
October 25, 2004	BBVA	Mariela Uturriaga	8.30	Outperform
October 18, 2004	UBS	Gustavo Gattass	7.56	Neutral 2
September 28, 2004	Santander	Raimundo Valdés	8.20	Buy
September 22, 2004	Smith Barney	Stephen Trent	7.50	Hold
August 9, 2004	Raymond James	Ricardo Cavanagh	8.00	Buy
July 28, 2004	Merrill Lynch	Frank McGann	8.80	Buy

ADR average target price (US$)			8.31

Debt Market

The risk perception of bondholders has improved during 2004, reaching prices over 105% of par value, as shown in the following chart. This reflects the market confidence in the capacity of Enersis to pay its debt.

Enersis Yankee Bonds

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 8

PRESS RELEASE Year Ended 2004 – Market Information

Risk Rating Classification

International risk rating classification:

Standard & Poor’s:	BBB- / Stable

Rationale
“The BBB- corporate credit rating on Enersis reflects its solid business position in Chile and significantly improved financial profile, offset by the weak performance of its investments in Argentina and Brazil”.

Fitch:	BBB- / Stable >

Rationale
“The ratings and Rating Outlook of Enersis reflect the success of the company’s financial strategy implemented during 2003 and early 2004, which resulted in an improved capital structure and increased financial flexibility consistent with Fitch Ratings’ expectations”.

Moody’s:	Ba1 / Stable (upgrade 25/01/05)

Rationale
“Key macroeconomic improvements and stronger financial performance support the rating upgrade. In Moody's view a number of regulatory and company developments in 2004 help support on-going improvements at Enersis”.

Local risk rating classification:

Feller Rate:	A+ / Stable
Fitch:	A / Stable
Humphrey’s:	BBB / Stable

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 9

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement

Consolidated Income Statement

Under Chilean GAAP, million Ch$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	YE 03	YE 04	Var 04-03	Chg %

Revenues from Generation	918,634	1,012,305	93,671	10.2%
Revenues from Distribution	1,651,253	1,858,860	207,607	12.6%
Revenues from Engineering and Real Estate	36,272	30,711	(5,561)	(15.3%)
Revenues from Other Businesses	144,867	150,320	5,453	3.8%
Consolidation Adjustments	(332,575)	(343,271)	(10,696)	(3.2%)

Operating Revenues	2,418,451	2,708,925	290,474	12.0%

Costs from Generation	(543,006)	(611,808)	(68,802)	(12.7%)
Costs from Distribution	(1,316,948)	(1,458,325)	(141,377)	(10.7%)
Costs from Engineering and Real Estate	(31,966)	(25,816)	6,150	19.2%
Costs from Other Businesses	(105,871)	(118,542)	(12,671)	(12.0%)
Consolidation Adjustments	302,579	316,403	13,824	4.6%

Operating Costs	(1,695,212)	(1,898,088)	(202,876)	(12.0%)

Operating Margin	723,239	810,837	87,598	12.1%

SG&A from Generation	(31,018)	(33,003)	(1,985)	(6.4%)
SG&A from Distribution	(140,427)	(139,121)	1,306	0.9%
SG&A from Engineering and Real Estate	(2,822)	(3,449)	(627)	(22.2%)
SG&A from Other Businesses	(30,118)	(30,731)	(613)	(2.0%)
Consolidation Adjustments	30,644	29,669	(975)	(3.2%)

Selling and Administrative Expenses	(173,741)	(176,635)	(2,894)	(1.7%)

Operating Income	549,498	634,202	84,704	15.4%

Interest Income	68,916	73,636	4,720	6.8%
Interest Expense	(430,943)	(360,140)	70,803	16.4%
Net Financial Income (Expenses)	(362,027)	(286,504)	75,523	20.9%
Equity Gains from Related Companies	18,198	31,146	12,948	71.2%
Equity Losses from Related Companies	(243)	(1)	242	99.6%
Net Income from Related Companies	17,955	31,145	13,190	73.5%
Other Non Operating Income	195,206	133,633	(61,573)	(31.5%)
Other Non Operating Expenses	(252,038)	(207,356)	44,682	17.7%
Net other Non Operating Income (Expense)	(56,832)	(73,723)	(16,891)	(29.7%)
Price Level Restatement	(4,612)	(777)	3,835	83.2%
Foreign Exchange Effect	(6,206)	14,407	20,613	332.1%
Net of Monetary Exposure	(10,818)	13,630	24,448	226.0%
Positive Goodwill Amortization	(54,559)	(53,201)	1,358	2.5%

Non Operating Income	(466,281)	(368,653)	97,628	20.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	83,217	265,549	182,332	219.1%

Extraordinary Items	-	-	-	-
Income Tax	(42,610)	(137,241)	(94,631)	(222.1%)
Minority Interest	(80,283)	(101,107)	(20,824)	(25.9%)
Negative Goodwill Amortization	52,456	17,107	(35,349)	(67.4%)

NET INCOME	12,780	44,308	31,528	246.7%

R.A.I.I.D.A.I.E.	1,040,675	1,138,905	98,230	9.4%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 10

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement

Under Chilean GAAP, thousand US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	YE 03	YE 04	Var 04-03	Chg %

Revenues from Generation	1,648,070	1,816,119	168,049	10.2%
Revenues from Distribution	2,962,420	3,334,876	372,456	12.6%
Revenues from Engineering and Real Estate	65,074	55,097	(9,977)	(15.3%)
Revenues from Other Businesses	259,898	269,681	9,783	3.8%
Consolidation Adjustments	(596,654)	(615,843)	(19,189)	(3.2%)

Operating Revenues	4,338,807	4,859,930	521,123	12.0%

Costs from Generation	(974,177)	(1,097,610)	(123,433)	(12.7%)
Costs from Distribution	(2,362,662)	(2,616,299)	(253,637)	(10.7%)
Costs from Engineering and Real Estate	(57,348)	(46,315)	11,033	19.2%
Costs from Other Businesses	(189,937)	(212,670)	(22,733)	(12.0%)
Consolidation Adjustments	542,840	567,641	24,801	4.6%

Operating Costs	(3,041,285)	(3,405,253)	(363,968)	(12.0%)

Operating Margin	1,297,522	1,454,677	157,155	12.1%

SG&A from Generation	(55,648)	(59,209)	(3,561)	(6.4%)
SG&A from Distribution	(251,932)	(249,589)	2,343	0.9%
SG&A from Engineering and Real Estate	(5,063)	(6,188)	(1,125)	(22.2%)
SG&A from Other Businesses	(54,033)	(55,133)	(1,100)	(2.0%)
Consolidation Adjustments	54,977	53,227	(1,750)	(3.2%)

Selling and Administrative Expenses	(311,699)	(316,891)	(5,192)	(1.7%)

Operating Income	985,823	1,137,786	151,963	15.4%

Interest Income	123,638	132,106	8,468	6.8%
Interest Expense	(773,131)	(646,107)	127,024	16.4%
Net Financial Income (Expenses)	(649,492)	(514,001)	135,491	20.9%
Equity Gains from Related Companies	32,648	55,877	23,229	71.2%
Equity Losses from Related Companies	(436)	(2)	434	99.6%
Net Income from Related Companies	32,212	55,875	23,663	73.5%
Other Non Operating Income	350,208	239,743	(110,465)	(31.5%)
Other Non Operating Expenses	(452,167)	(372,006)	80,161	17.7%
Net other Non Operating Income (Expense)	(101,959)	(132,262)	(30,303)	(29.7%)
Price Level Restatement	(8,274)	(1,394)	6,880	83.2%
Foreign Exchange Effect	(11,134)	25,847	36,981	332.1%
Net of Monetary Exposure	(19,408)	24,453	43,861	226.0%
Positive Goodwill Amortization	(97,881)	(95,445)	2,436	2.5%

Non Operating Income	(836,529)	(661,380)	175,149	20.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	149,295	476,407	327,112	219.1%

Extraordinary Items	-	-	-	-
Income Tax	(76,444)	(246,216)	(169,772)	(222.1%)
Minority Interest	(144,031)	(181,390)	(37,359)	(25.9%)
Negative Goodwill Amortization	94,108	30,691	(63,417)	(67.4%)

NET INCOME	22,927	79,490	56,563	246.7%

R.A.I.I.D.A.I.E.	1,867,017	2,043,245	176,229	9.4%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 11

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement Analysis

Consolidated Income Statement Analysis
 (Source in $ FECU)

Net Income

As of December 2004, the company registered profits of $44,308 million that represents an increase of $31,528 million or 246.2% respect to profits of $12,780 million achieved in 2003. The increase in results partially is explained mainly by the improved operating income and the lower interest expense during the period, partially offset by the increase in tax payments, higher minority interest and lower negative goodwill. This variation is explained as follows:

Operating Income

Activities of Enersis are developed through subsidiaries in 5 different countries where the Company operates. Core business of the Company are Generation and Distribution of electricity.

Table 3

	YE 03				YE 04

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG & A	Operating Income

Endesa	943,288	(564,208)	(32,107)	346,973	1,032,662	(629,191)	(34,446)	369,025
Chilectra S.A.	444,803	(314,129)	(35,299)	95,375	483,006	(342,987)	(42,408)	97,611
Edesur S.A.	188,541	(165,195)	(28,724)	(5,378)	208,983	(181,425)	(27,811)	(253)
Distrilima (Edelnor)	180,346	(135,623)	(17,526)	27,197	182,363	(137,720)	(16,818)	27,825
Cerj	325,533	(289,209)	(11,198)	25,126	354,638	(293,145)	(14,600)	46,893
Investluz (Coelce)	212,572	(162,022)	(30,374)	20,176	264,358	(229,674)	(29,794)	4,890
Codensa S.A.	299,459	(250,770)	(17,306)	31,383	365,513	(273,375)	(7,689)	84,449
CAM Ltda.	94,011	(73,624)	(6,305)	14,082	100,424	(84,077)	(7,113)	9,234
Inmobiliaria Manso de Velasco Ltda.	11,617	(10,764)	(1,733)	(880)	10,354	(8,432)	(2,008)	(86)
Synapsis Soluciones y Servicios IT Ltda.	46,415	(31,089)	(6,369)	8,957	45,447	(33,363)	(6,084)	6,000
Enersis Holding and other investment vehicles	4,440	(1,158)	(17,443)	(14,161)	4,448	(1,102)	(17,533)	(14,187)
Consolidation Adjustments	(332,574)	302,579	30,643	648	(343,271)	316,403	29,669	2,801

Total Consolidation	2,418,451	(1,695,212)	(173,741)	549,498	2,708,925	(1,898,088)	(176,635)	634,202

Table 3.1

	YE 03				YE 04

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG & A	Operating Income

Endesa	1,692,300	(1,012,214)	(57,601)	622,485	1,852,641	(1,128,796)	(61,798)	662,047
Chilectra S.A.	797,996	(563,561)	(63,328)	171,107	866,534	(615,334)	(76,082)	175,118
Edesur S.A.	338,251	(296,367)	(51,532)	(9,648)	374,925	(325,484)	(49,894)	(454)
Distrilima (Edelnor)	323,549	(243,314)	(31,442)	48,793	327,167	(247,076)	(30,172)	49,919
Cerj	584,020	(518,854)	(20,090)	45,077	636,236	(525,915)	(26,193)	84,128
Investluz (Coelce)	381,363	(290,675)	(54,492)	36,197	474,270	(412,045)	(53,452)	8,773
Codensa S.A.	537,243	(449,892)	(31,048)	56,302	655,746	(490,447)	(13,794)	151,505
CAM Ltda.	168,660	(132,085)	(11,311)	25,264	180,165	(150,838)	(12,761)	16,566
Inmobiliaria Manso de Velasco Ltda.	20,841	(19,311)	(3,109)	(1,579)	18,576	(15,127)	(3,602)	(154)
Synapsis Soluciones y Servicios IT Ltda.	83,271	(55,775)	(11,426)	16,069	81,534	(59,855)	(10,915)	10,764
Enersis Holding and other investment vehicles	7,966	(2,078)	(31,294)	(25,405)	7,980	(1,977)	(31,455)	(25,452)
Consolidation Adjustments	(596,652)	542,840	54,975	1,163	(615,843)	567,641	53,227	5,025

Total Consolidation	4,338,807	(3,041,285)	(311,699)	985,823	4,859,930	(3,405,253)	(316,891)	1,137,786

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 12

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement Analysis

Operating income as of December 2004 amounted to $634,202 million, reflecting an increase of $84,704 million, or 15.4%, with respect to the previous year. This increase is principally due to an important increase in operating income in the Generation subsidiaries in Colombia, Brazil and Argentina and in the Distribution subsidiaries in Colombia and Argentina.

If we compare the operating income, deducting the effects of the appreciation of the Chilean Peso against the US Dollar, (6.1% between December 2003 and December 2004 from $593.80 to $557.40, respectively) the increase in Operating Income would have been 22.1%.

Non Operating Income

The company’s non-operating result improved by $97,628 million or 20.9% decreasing from a loss of $466,281 million as of December 31, 2003 to a loss of $368,653 million as of December 31 this year. This is principally due to lower interest expense, to the effects of exchange differences and to profits on investments in related companies.

Financial expenses net of financial income decreased by $75,523 million or 20.9% from a net expense of $362,027 million in 2003 to a net expense of $286,504 million in 2004. This reduction in interest expense is mainly the result of lower indebtedness and a decline in interest rates.

Income from investments in related companies shows an increase of $13,190 million or 73.5%, rising from a profit of $17,955 million as of December 2003 to a profit of $31,145 million as of December 2004. This is due bassically to the registered profit of $11,857 million from the affiliate Central Fortaleza (CGTF) as a result of the initiation of the operations of the plant at the beginning of the year 2004 and to the increase of $6,486 million in the profit registered from Gas Atacama, partially compensated by the reduction of $4,975 million in the profit registered from CIEN.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to $53,201 million, a reduction of 2.5%. The reduced amortization is due to the effect of the Chilean Peso exchange rate on the foreign subsidiaries controlled in US Dollars and that have a positive goodwill.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 13

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement Analysis

Net other non-operating income and expenses reflect an increase of $16,891 million, rising from a net loss of $56,832 million in December 2003 to a net loss of $73,723 million as of December 2004. The principal reasons for this variation are as follows:

  A decrease of $84,677 million in profits on the sale of investments.

  A rise of $12,549 million in net expenses on the recalculation of power in the Central Interconnected System.

  An increase of $4.488 million in the Equity Tax of 1.2% on all companies established in Colombia.

  Net losses amounting to $5,240 million on derivative instrument contracts.

  A reduction of $2,434 million in dividends from affiliated companies.

The above was partially compensated by the following:

  A reduction of $12,252 million in losses as a result of the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, principally on the subsidiaries in Brazil. This was mainly produced by the appreciation of the Brazilian Real against the US Dollar during the year 2003 and its impact on the structure of the monetary assets and liabilities.

  A reduction of $56,225 million in provisions on contingencies and lawsuits.

  A reduction of $16,182 million in expenses on Brazilian Pension Schemes.

  Indemnity of $7,657 million received by Edesur from Alstom-Pirelli on the case involving the Azopardo sub-station.

Price-level restatement and foreign exchange differences as of December 2004 show an increase of $24,448 million with respect to the same period of last year, improving from a loss of $10,818 million as of December 2003 to a profit of $13,630 million during the current period. This is principally due to the effects of holding, during the first half of the year, an active position, when the US Dollar was at its highest rate in the year, then having a more passive position, when the US Dollar fell till it assumed a revaluation of the Chilean Peso of 6.1% as of December 2004. During the previous year, the revaluation of the Chilean Peso was 17.4% and this had a negative effect on the position we were holding in 2003.

Income Tax and Deferred Taxes. As of December 2004 the company shows an increase of $94,631 million in tax expenses with respect of the previous year, rising from $42,610 in December 2003 to $137,241 million in the current year.

The reduction of $12,560 million in income tax is mainly explained by the fact that in the year 2003 the company recognized the tax on profits resulting from the sale of its investments in Río Maipo, Canutillar and Infraestructura 2000 amounting to $23,120 million. This was partially compensated by the increase in taxes this year due to the increase of $6,452 million and $8,749 million in taxable profits in the subsidiaries, Codensa and Emgesa, respectively, and the rise in the subsidiaries Edelnor and Cerj of $3,400 million and $3,247 million, respectively.

With regard to deferred taxes, these show a negative variation of $107,191 million, explained mainly by the generating subsidiaries in Argentina (Costanera and Chocón) for $47,961 million. This is the outcome of the fact that in June, 2003 the companies registered for the first time the effects of tax losses (mainly the devaluation of the Argentine Peso), that the companies had as of that date ($24,332 million in profits from deferred taxes). However, as a result of the recovery in the exchange rate and of the improved results of the companies, the tax loss has reduced, reflecting losses of $14,028 million as of December, 2004 due to the reversal in deferred taxes. Other companies that show significant increases in expenses on deferred taxes

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 14

PRESS RELEASE Year Ended 2004 – Consolidated Income Statement Analysis

include: Cerj with $27,783 million, Enersis with $12,899 million, Edelnor with $5,150 million, Endesa Chile with $8,362 million and Edegel with $5,352 million.

Amortization on negative goodwill in 2004 amounted to $17,107 million which, when compared to the same period of the previous year, reflects a reduction of $35,349 million. The reduction in the amortization is explained by the acceleration that took place in 2003 of the greater added value following the investment in Cerj that took place at the beginning of 2003.

Evolution Of Key Financial Ratios

Table 4

Indicator	Unit	YE 03	YE 04	Var 04-03	Chg %

Liquidity	Times	1.00	1.49	0.49	49.0%
Acid ratio test *	Times	0.95	1.40	0.45	47.5%
Working capital	million Ch$	1,151	500,270	499,119	43,363.9%
Working capital	thousands US$	2,065	897,506	895,441	43,363.9%
Leverage **	Times	0.82	0.85	0.03	3.7%
Short-term debt	%	0.23	0.21	(0.02)	(8.7%)
Long-term debt	%	0.77	0.79	0.02	2.6%
Interest Coverage***	Times	2.41	3.16	0.75	31.1%
EBITDA****	th. US$	1,730,574	1,830,811	100,237	5.8%
ROE	%	0.49%	1.73%	1.24%	253.1%
ROA	%	0.12%	0.42%	0.30%	250.0%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio as of December 2004 was 1.49, a 49.0% improvement over the ratio as of the same date in the previous year. This reflects the improved financial situation of the company following the Capital Increase and the rescheduling of debts carried out in the last two years.

Leverage ratio as of December 31, 2004 was 0.85 times, reflecting a slight fall of 3.7% from the ratio for the same period of the year 2003. This is fundamentally due to the effect of the exchange rate in Chile.

On the other hand, return on equity improved to 1.73%. As of the same date of last year, this was 0.49%. This increase in yield is the result of a larger profit for the period with respect to last year.

Return on assets rose from 0.12% in December 2003 to 0.42% as of December 2004. This increase is basically due to the improved results for the period and to the reduction in total assets. as of December 2004 was 0.12%, the same amount of December 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 15

PRESS RELEASE Year Ended 2004 – Consolidated Balance Sheet

Consolidated Balance Sheet

Assets Under Chilean GAAP, Million Ch$

Table 5

ASSETS - (million Ch$)	YE 03	YE 04	Var 04-03	Chg %

CURRENT ASSETS
Cash	27,029	56,494	29,465	109.0%
Time deposits	262,661	450,744	188,083	71.6%
Marketable securities	11,435	12,322	887	7.8%
Accounts receivable, net	478,850	528,740	49,890	10.4%
Notes receivable, net	8,572	2,828	(5,744)	(67.0%)
Other accounts receivable, net	96,549	63,814	(32,735)	(33.9%)
Amounts due from related companies	17,487	114,386	96,899	554.1%
Inventories	45,416	50,981	5,565	12.3%
Income taxes recoverable	62,818	97,638	34,820	55.4%
Prepaid expenses	16,864	45,011	28,147	166.9%
Deferred income taxes	53,024	60,006	6,982	13.2%
Other current assets	75,777	36,117	(39,660)	(52.3%)

Total currrent assets	1,156,481	1,519,081	362,600	31.4%

PROPERTY, PLANT AND EQUIPMENT
Land	118,340	122,607	4,267	3.6%
Buildings and infraestructure and works in progress	10,305,285	9,864,986	(440,299)	(4.3%)
Machinery and equipment	1,806,292	1,721,120	(85,172)	(4.7%)
Other plant and equipment	356,792	398,709	41,917	11.7%
Technical appraisal	634,958	584,183	(50,775)	(8.0%)
Sub - Total	13,221,667	12,691,605	(530,062)	(4.0%)
Accumulated depreciation	(4,922,898)	(5,006,783)	(83,885)	(1.7%)

Total property, plant and equipment	8,298,769	7,684,822	(613,947)	(7.4%)

OTHER ASSETS
Investments in related companies	184,717	191,465	6,748	3.7%
Investments in other companies	136,797	49,993	(86,804)	(63.5%)
Positive goodwill, net	799,907	733,535	(66,372)	(8.3%)
Negative goodwill, net	(81,215)	(56,736)	24,479	30.1%
Long-term receivables	131,133	125,910	(5,223)	(4.0%)
Amounts due from related companies	132,332	456	(131,876)	(99.7%)
Intangibles	79,100	80,709	1,609	2.0%
Accumulated amortization	(40,254)	(44,014)	(3,760)	(9.3%)
Others assets	185,126	222,304	37,178	20.1%

Total other assets	1,527,643	1,303,622	(224,021)	(14.7%)

TOTAL ASSETS	10,982,893	10,507,525	(475,368)	(4.3%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 16

PRESS RELEASE Year Ended 2004 – Consolidated Balance Sheet

Assets Under Chilean GAAP, Thousand US$

Table 5.1

ASSETS - (thousand US$)	YE 03	YE 04	Var 04-03	Chg %

CURRENT ASSETS
Cash	48,491	101,353	52,862	109.0%
Time deposits	471,225	808,654	337,429	71.6%
Marketable securities	20,515	22,106	1,591	7.8%
Accounts receivable, net	859,078	948,583	89,505	10.4%
Notes receivable, net	15,379	5,074	(10,305)	(67.0%)
Other accounts receivable, net	173,213	114,485	(58,728)	(33.9%)
Amounts due from related companies	31,372	205,213	173,841	554.1%
Inventories	81,478	91,462	9,984	12.3%
Income taxes recoverable	112,698	175,167	62,469	55.4%
Prepaid expenses	30,255	80,752	50,497	166.9%
Deferred income taxes	95,127	107,653	12,526	13.2%
Other current assets	135,947	64,795	(71,152)	(52.3%)

Total currrent assets	2,074,779	2,725,298	650,519	31.4%

PROPERTY, PLANT AND EQUIPMENT
Land	212,307	219,962	7,655	3.6%
Buildings and infraestructure and works in progress	18,488,132	17,698,217	(789,915)	(4.3%)
Machinery and equipment	3,240,567	3,087,765	(152,802)	(4.7%)
Other plant and equipment	640,100	715,301	75,201	11.7%
Technical appraisal	1,139,142	1,048,050	(91,092)	(8.0%)
Sub - Total	23,720,249	22,769,295	(950,954)	(4.0%)
Accumulated depreciation	(8,831,895)	(8,982,388)	(150,493)	(1.7%)

Total property, plant and equipment	14,888,355	13,786,907	(1,101,448)	(7.4%)

OTHER ASSETS
Investments in related companies	331,390	343,497	12,107	3.7%
Investments in other companies	245,420	89,690	(155,730)	(63.5%)
Positive goodwill, net	1,435,068	1,315,994	(119,074)	(8.3%)
Negative goodwill, net	(145,703)	(101,787)	43,916	30.1%
Long-term receivables	235,258	225,888	(9,370)	(4.0%)
Amounts due from related companies	237,409	818	(236,591)	(99.7%)
Intangibles	141,909	144,795	2,886	2.0%
Accumulated amortization	(72,217)	(78,963)	(6,746)	(9.3%)
Others assets	332,124	398,823	66,699	20.1%

Total other assets	2,740,658	2,338,755	(401,903)	(14.7%)

TOTAL ASSETS	19,703,793	18,850,960	(852,833)	(4.3%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 17

PRESS RELEASE Year Ended 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Million Ch$

Table 6

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	YE 03	YE 04	Var 04-03	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	319,960	191,923	(128,037)	40.0%
Current portion of long-term debt due to banks and financial institutions	169,837	106,941	(62,896)	37.0%
Current portion of bonds payable	72,719	107,084	34,365	(47.3%)
Current portion of long-term notes payable	21,970	26,750	4,780	(21.8%)
Dividends payable	3,238	3,400	162	(5.0%)
Accounts payable	220,830	253,003	32,173	(14.6%)
Short-term notes payable	21,597	13,409	(8,188)	37.9%
Miscellaneous payables	45,014	38,607	(6,407)	14.2%
Accounts payable to related companies	31,517	81,509	49,992	(158.6%)
Accrued expenses	55,047	44,333	(10,714)	19.5%
Withholdings	65,295	49,750	(15,545)	23.8%
Income taxes payable	49,036	54,419	5,383	(11.0%)
Anticipated income	12,275	6,505	(5,770)	47.0%
Reinbursable financial contribution	2,512	2,150	(362)	14.4%
Other current liabilities	64,483	39,031	(25,452)	39.5%

Total current liabilities	1,155,330	1,018,811	(136,519)	11.8%

LONG-TERM LIABILITIES
Due to banks and financial institutions	854,742	626,112	(228,630)	26.7%
Bonds payable	2,356,777	2,493,500	136,723	(5.8%)
Long -term notes payable	148,977	143,254	(5,723)	3.8%
Accounts payables	27,473	50,584	23,111	(84.1%)
Amounts payable to related companies	87	-	(87)	100.0%
Accrued expenses	325,352	311,025	(14,327)	4.4%
Deferred income taxes	7,195	63,536	56,341	-
Reinbursable financial contribution	9,337	6,288	(3,049)	32.7%
Other long-term liabilities	52,508	109,856	57,348	(109.2%)

Total long-term liabilities	3,782,448	3,804,155	21,707	(0.6%)

Minority interest	3,433,014	3,125,006	(308,008)	(9.0%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,283,404	2,283,404	-	0.0%
Additional paid-in capital (share premium)	163,306	162,726	(580)	(0.4%)
Other reserves	(26,313)	(122,589)	(96,276)	365.9%
Total capital and reserves	2,420,397	2,323,541	(96,856)	(4.0%)
Retained earnings	180,417	194,378	13,961	7.7%
Net income for the period	12,779	44,308	31,529	246.7%
Deficits of subsidaries in development stage	(1,492)	(2,674)	(1,182)	79.2%
Total retained earnings	191,704	236,012	44,308	23.1%

Total shareholder´s equity	2,612,101	2,559,553	(52,548)	(2.0%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	10,982,892	10,507,525	(475,367)	(4.3%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 18

PRESS RELEASE Year Ended 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Thousand US$

Table 6.1

LIABILITIES - (thousand US$)	YE 03	YE 04	Var 04-03	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	574,022	344,318	(229,704)	40.0%
Current portion of long-term debt due to banks and financial institutions	304,695	191,857	(112,838)	37.0%
Current portion of bonds payable	130,461	192,113	61,652	(47.3%)
Current portion of long-term notes payable	39,415	47,991	8,576	(21.8%)
Dividends payable	5,809	6,100	291	(5.0%)
Accounts payable	396,179	453,898	57,719	(14.6%)
Short-term notes payable	38,746	24,056	(14,690)	37.9%
Miscellaneous payables	80,757	69,263	(11,494)	14.2%
Accounts payable to related companies	56,543	146,231	89,688	(158.6%)
Accrued expenses	98,757	79,535	(19,222)	19.5%
Withholdings	117,142	89,254	(27,888)	23.8%
Income taxes payable	87,973	97,630	9,657	(11.0%)
Anticipated income	22,022	11,670	(10,352)	47.0%
Reinbursable financial contribution	4,507	3,857	(650)	14.4%
Other current liabilities	115,685	70,023	(45,662)	39.5%

Total current liabilities	2,072,713	1,827,797	(244,916)	11.8%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,533,445	1,123,272	(410,173)	26.7%
Bonds payable	4,228,161	4,473,448	245,287	(5.8%)
Long -term notes payable	267,271	257,004	(10,267)	3.8%
Accounts payables	49,288	90,750	41,462	(84.1%)
Amounts payable to related companies	156	-	(156)	100.0%
Accrued expenses	583,696	557,992	(25,704)	4.4%
Deferred income taxes	12,908	113,986	101,078	-
Reinbursable financial contribution	16,751	11,281	(5,470)	32.7%
Other long-term liabilities	94,202	197,086	102,884	(109.2%)

Total long-term liabilities	6,785,877	6,824,821	38,944	(0.6%)

Minority interest	6,158,977	5,606,398	(552,579)	(9.0%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,096,527	4,096,527	-	0.0%
Additional paid-in capital (share premium)	292,978	291,938	(1,040)	(0.4%)
Other reserves	(47,207)	(219,930)	(172,723)	365.9%
Total capital and reserves	4,342,298	4,168,534	(173,764)	(4.0%)
Retained earnings	323,676	348,723	25,047	7.7%
Net income for the period	22,926	79,490	56,564	246.7%
Deficits of subsidaries in development stage	(2,677)	(4,797)	(2,120)	79.2%
Total retained earnings	343,925	423,416	79,491	23.1%

Total shareholder´s equity	4,686,224	4,591,950	(94,274)	(2.0%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,703,791	18,850,965	(852,826)	(4.3%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 19

PRESS RELEASE Year Ended 2004 - Consolidated Balance Sheet Analysis

Consolidated Balance Sheet Analysis

The Company’s total assets reflect a decrease of $475,368 million respect to the same period of the previous year. This was principally due to:

  A decrease of $613,947 million, or 7.4% in Fixed Assets due principally to the depreciation for the year of $379,491 million and the effect of the exchange rate on the fixed assets of the overseas companies as a result of the methodology of carrying the non-monetary assets in historic Dollars, in accordance with Technical Bulletin Nº 64 in the subsidiaries located in unstable countries. This is partly compensated by new incorporations amounting to $265,934 million.

  Current Assets show an increase of $362,600 million due principally to:
    An increase of $29,465 million in cash and of $188,083 million in term deposits due principally to an increase of $152,564 million in deposits in Codensa, for a future reduction in capital, $33,258 million and $16,327 million in Endesa Chile and Betania respectively, as cash surpluses, partially compensated by a reduction of $13,541 million in deposits in Emgesa and of $10,343 million in Chocón, held to pay dividends.
    Increase of $96,899 million in short term accounts receivable from related companies, explained basically by the due date within one year of the loan to Atacama Finance for $104,134 million, partially compensated by smaller accounts receivable from Gas Atacama for $2,681 million, from Cemsa for $1,874 million and from Cien for $1,049.
    An increase of $49,890 million in sales debtors, mainly due to the increase in invoicing at the subsidiaries Codensa, an increase of $17,647 million, Chilectra $6,395 million, Investluz $6,173 million, Emgesa $5,921 million, Cerj $4,167 million and Edelnor $4,055 million, amongst others, partially compensated by Cachoeira Dourada that decreased by $7,379 million.
    An increase of $34,819 million in tax recoverable, mainly in Elesur for $56,363 million and Codensa for $15,596 million, partially compensated by reductions of $14,844 million in Enersis, $11,895 million in Cerj, $9,682 million in Endesa and $2,904 million in Coelce.
    An increase of $28,147 million in prepaid expenses, mainly from Cerj and Investluz for $21,704 and $3,215 million, respectively, on the regulatory asset and Lot A.
    A decrease of $39,660 million in other current assets, mainly as a result of the reduction of $21,901 million, a reduction of $8,953 million in forward contracts and repro agreements, a reduction of $8,953 million in guarantee deposits and a reduction of $4,163 million in deferred expenses on credits for $4,163 million.
    A reduction of $32,735 million in sundry debtors due mainly to the payment from OHL of $38,730 million for the sale of Infraestructura 2000 and $4,023 million less in prepayments to suppliers in Codensa, partially compensated by the recalculation of the power in the Central Interconnected System for $17,572.

  Other long term assets show a decrease of $224,020 million, explained mainly as follows:

    A reduction of $131,875 million in accounts receivable from related companies, explained basically by the maturity within a year of the loan of $131,875 million to Atacama Finance transferred to short term during the year 2004 and payment of part of the loan.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 20

PRESS RELEASE Year Ended 2004 - Consolidated Balance Sheet Analysis

  A reduction of $66,372 million in the positive goodwill that corresponds principally to the amortization of the year 2004 for $53,201 million. The difference is the result of the exchange rate in Chile for the goodwill in the subsidiaries controlled in Dollars.
  A reduction of $86,804 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá and the transfer to minority interests of its holding.
  A reduction of $59,843 million in other long term assets due to the decrease of $46,527 million in deferred commissions and expenses on loans, a reduction of $23,070 million in the effects of the valuation to a Fair Value of the derivatives and a reduction of $5,184 million in post-retirement benefits, compensated partially by an increase of $11,161 million in expenses and discounts on bonds

The total liabilities show a reduction of $475,368 million with respect to the same period of the previous year. This is principally due to:

Short-term liabilities show a reduction of $136,519 million or 11.8% as a result of:
  Reduction in the short term and the short-term portion of the long-term obligations with banks of $128,037 million and $62,896 million respectively, as a result of prepayments of the Edesur loan for $63,284 million and of the Codensa loan for $82,340 million.
  Reduction of $16,609 million in other current liabilities, principally due to the reduction of $29,680 million in derivative contracts and their fair value.
  Increase of $34,365 million in short term obligations with the public following the transfer to short term of the Edegel bonds for $22,733 million and the Cerj bonds for $16,522 million.
  Increase of $32,172 million in accounts payable, principally in Endesa and Edesur for $21,023 million and $11,956 million, respectively.
Long term liabilities increased by $21,707 million or 0.6% due basically to the following:
  Increase of $136,723 million in obligations with the public, taken to prepay debts with banks.
  Increase of $57,348 million in other long-term liabilities, mainly in Enersis due to the Fair Value of the derivative instruments taken.
  Increase of $56,340 million in long term deferred taxes, mainly in Endesa and Edelnor for $39,396 million and $14,805 million, respectively.
  Reduction of $228,630 million in obligations with banks following prepayments of credits with cash surpluses or with the proceeds of bond issues.

Minority interests fell by $308,008 million due to the increase in the participations in Cerj and Costanera and to the liquidation of Luz de Bogotá, added to the effect of the reduction in the investments in the foreign subsidiaries controlled in Dollars in accordance with Bulletin Nº 64.

Equity decreased by $52,548 million with respect to December 2003. This variation is explained principally by the reduction of $96,275 million in other reserves provoked by the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments controlled in US Dollars, partially compensated by the increase of $13,961 million in retained earnings and by the increase of $31,528 million in the profit for the period.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 21

PRESS RELEASE Year Ended 2004 - Consolidated Balance Sheet Analysis

Financial Debt Maturity with Third Parties, Million Ch$ (*)

Table 7

							TOTAL

Million Ch$	2005	2006	2007	2008	2009	Balance

Chile	61,914	395,484	37,056	438,045	233,815	1,344,163	2,510,477

Enersis	144	176,514	1,530	196,708	1,620	413,504	790,020
Chilectra	8	-	-	-	-	-	8
Other(*)	1,133	-	-	-	-	-	1,133
Endesa Chile (**)	60,629	218,970	35,526	241,337	232,195	930,659	1,719,316

Argentina	56,283	70,117	38,960	11,731	11,731	22,578	211,401

Edesur	16,704	40,528	20,841	-	-	-	78,074
Costanera	39,579	29,589	18,119	11,731	11,731	22,578	133,327

Perú	60,217	72,751	43,388	13,583	17,939	18,488	226,365

Edelnor	12,224	30,561	9,944	5,094	6,791	13,583	78,197
Edegel	47,992	42,190	33,444	8,489	11,148	4,905	148,168

Brasil	85,489	60,514	68,093	48,044	18,894	64,546	345,580

Coelce	11,578	12,541	13,784	39,052	10,950	52,093	139,998
Ampla	72,422	46,019	51,744	7,967	7,945	12,453	198,549
Cachoeira	1,489	1,954	2,565	1,025	-	-	7,033

Colombia	90,240	53,141	13,606	-	84,840	174,935	416,762

Codensa	9,399	-	-	-	11,662	104,961	126,022
Emgesa	67,235	39,535	-	-	73,178	-	179,948
Betania	13,606	13,606	13,606	-	-	69,974	110,792

TOTAL	354,143	652,007	201,103	511,403	367,221	1,624,709	3,710,586

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

Financial Debt Maturity with Third Parties, Thousand US$

Table 7.1

							TOTAL

Thousand US$	2005	2006	2007	2008	2009	Balance

Chile	111,077	709,515	66,480	785,872	419,475	2,411,487	4,503,906

Enersis	258	316,673	2,745	352,903	2,907	741,844	1,417,330
Chilectra	15	-	-	-	-	-	15
Other(*)	2,033	-	-	-	-	-	2,033
Endesa Chile (**)	108,771	392,842	63,735	432,969	416,569	1,669,643	3,084,528

Argentina	100,975	125,794	69,896	21,046	21,046	40,507	379,263

Edesur	29,968	72,710	37,390	-	-	-	140,068
Costanera	71,006	53,084	32,505	21,046	21,046	40,507	239,195

Perú	108,031	130,518	77,840	24,368	32,184	33,168	406,109

Edelnor	21,931	54,828	17,840	9,138	12,184	24,368	140,289
Edegel	86,100	75,690	60,000	15,230	20,000	8,800	265,820

Brasil	153,370	108,565	122,162	86,193	33,898	115,798	619,986

Coelce	20,772	22,500	24,730	70,060	19,644	93,457	251,163
Ampla	129,927	82,560	92,831	14,294	14,253	22,341	356,206
Cachoeira	2,671	3,506	4,601	1,839	-	-	12,617

Colombia	161,894	95,338	24,410	-	152,207	313,840	747,689

Codensa	16,862	-	-	-	20,923	188,304	226,089
Emgesa	120,623	70,928	-	-	131,284	-	322,835
Betania	24,410	24,410	24,410	-	-	125,536	198,766

TOTAL	635,347	1,169,729	360,788	917,480	658,810	2,914,799	6,656,954

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

(*) Source: Internal financial report

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 22

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow

Consolidated Cash Flow

Under Chilean GAAP, million Ch$

Table 8

Million Ch$	YE 03	YE 04	Var 04-03	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	12,780	44,308	31,528	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(84,697)	(6,842)	77,855	91.9%
Charges (credits) to income which do not represent cash flows:	-
Depreciation	406,326	379,491	(26,835)	(6.6%)
Amortization of intangibles	8,798	6,801	(1,997)	(22.7%)
Write-offs and accrued expenses	55,762	38,380	(17,382)	(31.2%)
Equity in income of related companies	(18,198)	(31,147)	(12,949)	(71.2%)
Equity in losses of related companies	243	1	(242)	(99.7%)
Amortization of positive goodwill	54,559	53,201	(1,358)	(2.5%)
Amortization of negative goodwill	(52,456)	(17,107)	35,349	67.4%
Price-level restatement, net	4,612	777	(3,835)	(83.2%)
Exchange difference, net	6,206	(14,407)	(20,613)	(332.1%)
Other credits to income which do not represent cash flows	(30,522)	(15,464)	15,058	49.3%
Other charges to income which do not represent cash flows	157,088	111,142	(45,946)	(29.2%)
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	(86,517)	(24,174)	62,343	72.1%
Decrease (increase) in inventory	10,632	(6,984)	(17,616)	(165.7%)
Decrease (increase) in other assets	19,853	(7,544)	(27,397)	(138.0%)
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	32,553	(9,453)	(42,006)	(129.0%)
Decreased (increase) of payable interest	(11,368)	46,422	57,790	508.4%
Decreased (increase) in income tax payable	(42,044)	38,054	80,098	190.5%
Decreased (increase) in other accounts payable associated with non-operating results	40,178	(65,353)	(105,531)	(262.7%)
Decreased (increase) in value added tax and other similar taxes payable, net	24,768	(3,206)	(27,974)	(112.9%)
Income (loss) attributable to minority interest	80,283	101,107	20,824	25.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	588,839	618,005	29,166	5.0%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 23

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow

Cont. Table 8

Million Ch$	YE 03	YE 04	Var 04-03	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	560,126	-	(560,126)	-
Proceeds from debt issuance	1,048,163	827,706	(220,457)	(21.0%)
Proceeds from bond issuance	848,825	328,720	(520,105)	(61.3%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	24,639	22,782	(1,857)	(7.5%)
Capital paid	(24,632)	(21,172)	3,460	14.0%
Dividends paid	(82,815)	(97,013)	(14,198)	(17.1%)
Payment of debt	(2,181,274)	(1,191,305)	989,969	45.4%
Payment of bonds	(499,248)	(22,110)	477,138	95.6%
Payments of loans obtained from related companies	(4,579)	-	4,579	100.0%
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	(11,102)	-	11,102	-
Payments of bonds issuance costs	(5,823)	(2,363)	3,460	59.4%
Other disbursements for financing	(118,931)	(34,369)	84,562	71.1%

NET CASH FLOW FROM FINANCING ACTIVITIES	(446,651)	(189,124)	257,527	57.7%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	164,779	15,538	(149,241)	(90.6%)
Sale of investment	124,873	2,558	(122,315)	(98.0%)
Other loans received from related companies	25,596	15,295	(10,301)	(40.2%)
Other receipts from investments	51,033	40,574	(10,459)	(20.5%)
Additions to property, plant and equipment	(265,255)	(265,934)	(679)	(0.3%)
Long-term investments	(3,062)	(344)	2,718	88.8%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(320)	-	320	100.0%
Other investment disbursements	(7,060)	(1,592)	5,468	77.5%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	90,584	(193,905)	(284,489)	(314.1%)

NET CASH FLOW FOR THE PERIOD	232,772	234,976	2,204	0.9%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(122,485)	(27,185)	95,300	77.8%

NET VARIATION ON CASH AND CASH EQUIVALENT	110,287	207,791	97,504	88.4%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	228,989	339,447	110,458	48.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	339,276	547,238	207,962	61.3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 24

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow

Under Chilean GAAP, Thousand US$

Table 8.1

Thousand US$	YE 03	YE 04	Var 04-03	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	22,928	79,490	56,562	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property. plant and equipment	(151,950)	(12,274)	139,676	91.9%
Charges (credits) to income which do not represent cash flows:
Depreciation	728,967	680,824	(48,143)	(6.6%)
Amortization of intangibles	15,784	12,202	(3,582)	(22.7%)
Write-offs and accrued expenses	100,039	68,855	(31,184)	(31.2%)
Equity in income of related companies	(32,648)	(55,878)	(23,230)	(71.2%)
Equity in losses of related companies	436	1	(435)	(99.7%)
Amortization of positive goodwill	97,881	95,445	(2,436)	(2.5%)
Amortization of negative goodwill	(94,108)	(30,691)	63,417	67.4%
Price-level restatement. net	8,274	1,394	(6,880)	(83.2%)
Exchange difference. net	11,134	(25,846)	(36,980)	(332.1%)
Other credits to income which do not represent cash flows	(54,758)	(27,743)	27,015	49.3%
Other charges to income which do not represent cash flows	281,823	199,394	(82,429)	(29.2%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(155,215)	(43,368)	111,847	72.1%
Decrease (increase) in inventory	19,074	(12,529)	(31,603)	(165.7%)
Decrease (increase) in other assets	35,617	(13,535)	(49,152)	(138.0%)
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	58,402	(16,958)	(75,360)	(129.0%)
Decreased (increase) of payable interest	(20,395)	83,283	103,678	508.4%
Decreased (increase) in income tax payable	(75,429)	68,270	143,699	190.5%
Decreased (increase) in other accounts payable associated with non-operating results	72,081	(117,246)	(189,327)	(262.7%)
Decreased (increase) in value added tax and other similar taxes payable. net	44,435	(5,752)	(50,187)	(112.9%)
Income (loss) attributable to minority interest	144,031	181,390	37,359	25.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,056,403	1,108,728	52,325	5.0%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 25

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow

Cont. Table 8.1

Thousand US$	YE 03	YE 04	Var 04-03	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	1,004,891	-	(1,004,891)	-
Proceeds from debt issuance	1,880,450	1,484,941	(395,509)	(21.0%)
Proceeds from bond issuance	1,522,829	589,738	(933,091)	(61.3%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	(7.5%)	44,203	40,872	(3,331)
Capital paid	(44,191)	(37,983)	6,208	14.0%
Dividends paid	(148,574)	(174,046)	(25,472)	(17.1%)
Payment of debt	(3,913,301)	(2,137,253)	1,776,048	45.4%
Payment of bonds	(895,673)	(39,666)	856,007	95.6%
Payments of loans obtained from related companies	(8,215)	-	8,215	100.0%
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	(19,917)	-	19,917	-
Payments of bonds issuance costs	(10,447)	(4,239)	6,208	59.4%
Other disbursements for financing	(213,367)	(61,659)	151,708	71.1%

NET CASH FLOW FROM FINANCING ACTIVITIES	(801,311)	(339,297)	462,014	57.7%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property. plant and equipment	295,621	27,876	(267,745)	(90.6%)
Sale of investment	224,028	4,589	219,439	(98.0%)
Other loans received from related companies	45,920	27,440	(18,480)	(40.2%)
Other receipts from investments	91,555	72,792	(18,763)	(20.5%)
Additions to property. plant and equipment	(475,879)	(477,097)	(1,218)	(0.3%)
Long-term investments	(5,493)	(617)	4,876	88.8%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(574)	-	574	100.0%
Other investment disbursements	(12,666)	(2,856)	9,810	77.5%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	162,512	(347,874)	(510,386)	(314.1%)

NET CASH FLOW FOR THE PERIOD	417,603	421,557	3,954	0.9%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(219,743)	(48,771)	170,972	77.8%

NET VARIATION ON CASH AND CASH EQUIVALENT	197,860	372,786	174,926	88.4%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	410,816	608,983	198,167	48.2%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	608,676	981,769	373,093	61.3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 26

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow Analysis

Consolidated Cash Flow Analysis

During the period, the Company generated net cash flows of $234,976 million, comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	YE 03	YE 04	Var 04-0	Chg %

Operating	588,839	618,005	29,166	5.0%
Financing	(446,651)	(189,124)	257,527	57.7%
Investment	90,584	(193,905)	(284,489)	(314.1%)

Net cash flow of the period	232,772	234,976	2,204	0.9%

Table 9.1

Effective Cash Flow (thousand US$)	YE 03	YE 04	Var 04-0	Chg %

Operating	1,056,403	1,108,728	52,325	5.0%
Financing	(801,311)	(339,297)	462,014	57.7%
Investment	162,512	(347,874)	(510,386)	(314.1%)

Net cash flow of the period	417,603	421,557	3,954	0.9%

Operating activities generated a net positive cash flow of $618,005 million, an increase of $29,166 million with respect to that obtained as of the same date of the previous year. As of December 2004, the operating cash flow is comprised mainly of:

  The profit for the period amounting to $44,308 million, plus:
    Charges of $589,794 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation for the period for $379,491 million, write-offs and provisions for $38,380 million, amortizations of positive goodwill of $53,201 million, the other charges that do not represent cash flow for $111,142 million among which is the negative effect of the conversion of the overseas branches to the Technical Bulletin for $30,810 million and,
    The variation of net liabilities that affect the cash flow by $107,571 million.
  The above was partly compensated by:
    Increase in net liabilities that affect the operating cash flow of $38,701 million, credits for $78,124 million that do not represent cash flows, of which $15,464 million correspond to the positive effect of the conversion of the overseas branches.
    Profit on sales of assets of $6,841 million.

Financing activities produced a negative cash flow of $189,124 million due mainly to the payment of loans for a value of $1,191,305 million, payments of dividends for $97,013 million, the payment of Bonds for $22,110 million and division of capital of subsidiaries for $21,172. The above is partly compensated by the receipt of loans for $827,706 million, bond issues for $328,720 million and other sources of financing for $22,781 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 27

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow Analysis

Investment activities generated a net negative cash flow of $193,905 million that correspond mainly to the incorporation of fixed assets for $265,934 million. Outstanding among these is the investment made by Endesa in the Ralco Power Plant that for the 2004 period was $65,258 million and other payments for $1,592 million partially compensated by other income from investments for $40,574 million, recovery of $15,295 million in loans to related companies and the sale of subsidiaries for $2,557 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile (*)

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04

Argentina	8,800	6,285	-	-	987	7,304	-	11,152	-	193
Peru	-	-	11,171	13,939	-	-	-	-	13,180	10,406
Brazil	3,648	3,626	-	15,471	-	-	-	-	-	-
Colombia	15,724	12,670	8,296	6,002	-	-	6,238	65,773	-	-
Chile	-	-	-	-	-	-	-	-	-	-

Total	28,172	22,581	19,467	35,412	987	7,304	6,238	76,926	13,180	10,600

Millions Ch$	Total Cash Received
	YE 03	YE 04

Argentina	9,787	24,935
Peru	24,351	24,345
Brazil	3,648	19,097
Colombia	30,257	84,446
Chile	-	-

Total	68,043	152,823

Table 10.1

Thousand US$	Interest Received		Dividend Received		Management Fee		Prepayment Intercompany		Others
	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04	YE 03	YE 04

Argentina	15,787	11,276	-	-	1,771	13,104	-	20,008	-	347
Peru	-	-	20,041	25,007	-	-	-	-	23,645	18,669
Brazil	6,545	6,505	-	27,756	-	-	-	-	-	-
Colombia	28,209	22,731	14,883	10,768	-	-	11,191	118,000	-	-
Chile	-	-	-	-	-	-	-	-	-	-

Total	50,541	40,512	34,924	63,531	1,771	13,104	11,191	138,008	23,645	19,016

Thousand US$	Total Cash Received
	YE 03	YE 04

Argentina	17,558	44,735
Peru	43,686	43,676
Brazil	6,545	34,261
Colombia	54,283	151,499
Chile	-	-

Total	122,072	274,171

(*) Source: Internal financial report

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 28

PRESS RELEASE Year Ended 2004 - Consolidated Cash Flow Analysis

Capex and Depreciation

Table 11

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	YE 03	YE 04	YE 03	YE 04

Endesa S.A.	134,419	96,136	183,975	170,790
Chilectra S.A.	25,601	32,716	13,077	14,696
Edesur S.A.	25,652	31,293	53,719	47,884
Edelnor S.A.	19,311	11,370	16,098	16,037
Cerj	23,661	46,243	46,188	42,489
Coelce	19,636	27,581	38,098	35,667
Codensa S.A.	16,240	15,654	51,674	48,496
Cam Ltda.	541	2,006	1,181	1,121
Inmobiliaria Manso de Velasco Ltda.	-	20	234	289
Synapsis Soluciones y Servicios Ltda.	195	2,821	968	962
Holding Enersis	-	94	1,112	1,060

Total	265,256	265,934	406,325	379,491

Table 11.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	YE 03	YE 04	YE 03	YE 04

Endesa S.A.	241,154	172,472	330,059	306,405
Chilectra S.A.	45,929	58,694	23,461	26,365
Edesur S.A.	46,021	56,141	96,374	85,906
Edelnor S.A.	34,645	20,398	28,881	28,771
Cerj	42,449	82,962	82,863	76,227
Coelce	35,228	49,482	68,349	63,988
Codensa S.A.	29,135	28,084	92,705	87,004
Cam Ltda.	971	3,599	2,119	2,011
Inmobiliaria Manso de Velasco Ltda.	-	36	420	518
Synapsis Soluciones y Servicios Ltda.	350	5,061	1,737	1,726
Holding Enersis	-	169	1,995	1,902

Total	475,881	477,097	728,963	680,823

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 29

PRESS RELEASE Year Ended 2004 - Risks Hedging

Analysis Of The Exchange Risk And The Interest Rate

The company has a high percentage of its credits expressed in US Dollars as the greater part of its sales in the different markets where it operates is mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the Dollar and, therefore, the subsidiaries in those markets have most of their debt in local currency. In the case of Argentina, an important proportion of the income is derived from exports of energy to Brazil and these are indexed to the Dollar, reducing the exposure to an exchange risk in that country.

Despite this natural hedge of the exchange risk, in a scenario of a high volatility of the Dollar, the company has continued with its policy of partly covering its debts in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, achieving prudent levels, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering the cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of December 2004, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million, compared to US$219 million in forward contracts as of the same date of the previous year. This variation is principally due to the modification of the hedging policy mentioned above.

With regard to interest rate risks, on a consolidated basis, the company has a fixed rate/variable rate ratio of approximately 83.7% / 16.3% fixed / variable as of December 31, 2004. The percentage of debt at a fixed rate has fallen slightly if compared with the 99.0% / 1.0% ratio as of the same date of the previous year due to the low level of market interest rates that have permitted the company to borrow at more attractive interest rates.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 30

PRESS RELEASE Year Ended 2004 - Generation Business

Generation Business

Table 12

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg%

Operating Revenues	1,692	1,853	943,288	1,032,662	9.5%
Operating Costs	(1,012)	(1,129)	(564,208)	(629,191)	(11.5%)
Selling and Administrative Expenses	(58)	(62)	(32,107)	(34,445)	(7.3%)

Operating Income	622	662	346,974	369,025	6.4%

Interest Income	28	27	15,644	14,912	(4.7%)
Interest Expenses	(375)	(345)	(209,240)	(192,558)	8.0%
Net Financial Income (Expenses)	(347)	(319)	(193,596)	(177,646)	8.2%
Equity Gains from Related Company	33	35	18,186	19,289	6.1%
Equity Losses from Related Company	(1)	(0)	(383)	(86)	77.4%
Net Income from Related Companies	32	34	17,804	19,203	7.9%
Other Non Operating Income	82	92	45,688	51,242	12.2%
Other Non Operating Expenses	(110)	(142)	(61,564)	(79,286)	(28.8%)
Net other Non Operating Income (Expenses)	(28)	(50)	(15,876)	(28,044)	(76.6%)
Price Level Restatement	1	4	589	2,211	-
Foreign Exchange Effect	16	37	9,180	20,630	124.7%
Net of Monetary Exposure	18	41	9,769	22,841	133.8%
Positive Goodwill Amortization	(3)	(3)	(1,582)	(1,464)	7.5%

Non Operating Income	(329)	(296)	(183,480)	(165,109)	10.0%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	293	366	163,494	203,916	24.7%
Extraordinary Items	-	-	-	-	-
Income Tax	(50)	(168)	(28,063)	(93,427)	-
Minority Interest	(128)	(77)	(71,326)	(42,802)	40.0%
Negative Goodwill Amortization	29	29	15,979	16,102	0.8%

NET INCOME	144	150	80,084	83,789	4.6%

Net Income

Endesa Chile recorded a Net Income of $83,789 million which is $3,705 million higher than the previous year. This is mainly explained by:

Operating Income

Endesa Chile’s operating income as of December 2004 came to $369,026 million, an increase of 6.4% over the result obtained as of the same date in 2003. This increase in the operating income is mainly due to the improved operating income of the subsidiaries in Colombia, Brazil and Argentina which were partially compensated by the lower operating income in Chile and Peru. During the current period of 2004, sales amounted to 53.443 GWh, representing an increase of 5.5% with respect to 2003.

In Chile, the operating income during the current year amounted to $149.718 million, reflecting a decrease of $9,423 million with respect to the figure achieved during the year 2003. This was the result of greater variable operating costs that the company had to assume due to the greater utilization of thermal generation during the first half of 2004 as a consequence of the relatively low hydrology in the area. This situation changed in the latter part of the year, principally due to the start up of the operations of the Ralco hydroelectricity plant.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 31

PRESS RELEASE Year Ended 2004 - Generation Business

In Argentina the operating income in 2004 amounted to $34,379 million, an increase of $1,258 or 3.8% over the previous year when the operating income came to $33,121 million. The operation in Argentina shows a significant increase of 30% in sales income which amounted to $148,300 million as a result of the important rise in generation and demand for electric energy. The increase of 74% in the physical sales of the subsidiary, Central Costanera with respect to the year 2003, due to the ability of the Costanera plant to operate not only with natural gas but also with fuel oil, was partly compensated by lower sales by El Chocón, in view of the low hydrology in the Comahue zone. The share in the aggregate thermal generation of our companies in Argentina rose by 50.3% in 2003 to 70.4% in 2004. Consequently, the operating costs in Argentina grew by 41.0% to $111,352 million in 2004. The cost of fuel during the period increased by 237.6% due to the restrictions on natural gas on the Argentine market that obliged Costanera to increase its generation with liquid fuels. If we eliminate the effect of the variation in the Chilean exchange rate, the increase in the operating incomes of Costanera and El Chocón would be $3,129 million and $768 million, respectively.

In Brazil, our subsidiary, Cachoeira Dourada, achieved an operating income of $14,314 million, an increase of $10,565 million or 281.8% with respect to the year 2003. This improvement is a reflection of the achievements in its contractual agreements signed during the year 2004 with its principal client, CELG. Operating revenues rose by 33.1% with respect to the year 2003, amounting to $42,006 million. Cachoeira Dourada’s physical generation increased by 7.9% in relation to 2003, as a result of the growing demand and the favorable hydrology reigning in the zone during the current year. If we eliminate the effect of the variation in the Chilean exchange rate, the increase in the operating income would be $10,881 million.

In Colombia, the subsidiaries Emgesa and Betania showed increases in their operating income of $18,333 million and $11,990 million, respectively. Emgesa achieved an operating income of $100,903 million and Betania of $17,553 million. These improved results are the consequence of a greater demand on the Colombian market and to an abundance of water supplies during the year 2004, which led to an increase of 17.6% in income from sales of energy. Physical sales rose by 667 GWh and physical generation by 1,087 GWh, with a smaller contribution from thermal generation. This permitted a reduction in purchases of energy and in the cost of fuel in relation to the previous year. If we eliminate the effect of the variation in the Chilean exchange rate, the increase in the operating incomes of Emgesa and Betania would be $24,572 million and $13,171 million, respectively.

In Peru, the operating income of the subsidiary Edegel for the year 2004 fell by 17.0% from $62,829 million as of the same date of last year to $52,158 million. Revenues rose during the period by $8,843 million or 7.7% to $123,375 million. Physical sales fell with respect to 2003 due to a shortage of water in the region, provoking an increase in prices which, also affected by the international prices of fuel, compensated for the fall in physical sales. However, the lower level of rainfall also affected the company’s operating costs that increased by 44.6% with respect to 2003, amounting to $63,779 million. Edegel’s physical generation of electric energy during the year 2004 fell by 3.9% to 4,285 GWh, hydroelectric generation decreased by 408.4 GWh and thermal generation rose by 235 GWh. This led to an increase in the cost of fuel and to greater purchases of electric energy. If we eliminate the effect of the variation in the Chilean exchange rate, the decrease in the operating income would be $5,381 million or 8.5%.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 32

PRESS RELEASE Year Ended 2004 - Generation Business

Non Operating Income

Endesa Chile recorded a Non operating Loss of $165,109 million which is $18,371 million lower than the previous year.

Table 13

Country	Market	GWh Sold		Var 04-03	Chg %	Market Share (*)

		YE 03	YE 04			YE 03	YE 04

Chile	SIC & SING	18,681	18,462	(219)	(1.2%)	43.9%	40.3%

	SIC	17,718	17,454	(264)	(1.5%)	55.2%	50.4%
	SING	963	1,008	45	4.7%	9.2%	9.0%

Argentina	SIN	9,259	11,604	2,345	25.3%	11.9%	14.0%

Chocón		4,676	3,631	(1,045)	(22.3%)
Costanera		4,583	7,973	3,390	74.0%

Perú	SICN	4,443	4,328	(115)	(2.6%)	25.3%	23.3%

Edegel		4,443	4,328	(115)	(2.6%)

Colombia	SIN	14,481	15,148	667	4.6%	22.2%	23.3%

Betania		2,598	2,534	(64)	(2.5%)
Emgesa		12,302	12,614	312	2.5%

Brazil	SICN	3,770	3,902	132	3.5%	1.0%	1.2%

Cachoeira		3,770	3,902	132	3.5%

Total		50,634	53,444	2,810	5.5%

(*) Respect to GWh sold

Table 14

Company	GWh Produced		Var 04-03	Chg %

	YE 03	YE 04

Chilean Companies	16,525	16,797	272	1.6%
Chocón	4,038	3,432	(606)	(15.0%)
Costanera	4,090	8,171	4,081	99.8%
Edegel	4,458	4,285	(173)	(3.9%)
Betania	1,589	1,853	264	16.6%
Emgesa	9,205	10,028	823	8.9%
Cachoeira	3,024	3,262	238	7.9%

TOTAL	42,929	47,828	4,899	11.4%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 33

PRESS RELEASE Year Ended 2004 - Distribution Business

Distribution Business

Table 15

Distribution Business	YE 03	YE 04	Var 04-03	Chg %

Customers (Th)	10,443	10,886	443	4.2%
GWh Sold	49,577	52,314	2,737	5.5%
Clients/Employe	1,429	1,521	92	6.4%
Energy Losses % (TTM)	12.2%	11.9%	(0.3%)	(2.5%)

Highlights

In Chile, Physical sales in our concession area increased by 7.6% in 2004.

In line with our expectations, Chilectra tariffs decreased 4.4%.

The Board of Chilectra approved the new client - orientation structure of the company, making innovation one of its main drivers.

In Brazil, Coelce ‘s physical sales increased by 4.0% in 2004.

Also Cerj’s physical sales increased by 4,8% and energy losses went down to 22,8% during the year 2004.

On November 2004, Coelce issued debentures in local currency, by Brl$ 89 million with a 8 years maturity. This is the largest maturity ever issued by an electric company in Brazil. Also, on June 2004, Cerj, issued debentures in local currency, by Brl$ 294 million for 3 years, as part of its strengthening plan.

In Colombia, physical sales in our concession area increased by 4.3% in 2004

Energy losses decreased below 10%, reaching 9,7% which is a very close level to technical losses.

On March 2004, Codensa issued bonds in local currency, by Cop$ 500 million, funds used to prepay short term debt.

In Argentina, energy demand has continued growing, as a consequence of the strong industrial activity, showing an increase of 5.3% when compared to the previous year.

On October 2004, Edesur issued bonds in local currency, by Ar$ 120 million. This is the first issuance in local currency since the Argentinean crisis. It is worth mentioning that Edesur was assigned with BBB local rating from Fitch Ratings.

In Peru, the country risk has been reaching lower historical levels, helping companies to get better conditions for new local refinancing.

Physical sales in our concession area increased by 7.1% during 2004.

On June 2004, Edelnor issued bonds in local currency, by Pen$ 150 million, to refinance its debt.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 34

PRESS RELEASE Year Ended 2004 - Distribution Business

On the following pages an analysis of Enersis’ distribution subsidiaries is shown. Figures of foreign subsidiaries are accounted for under Chilean Technical Bulletin 64, therefore they could differ from those registered in their respective local GAAP.

Chilectra (Under Chilean GAAP)

Table 16

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg%

Revenues from Sales	757	817	422,212	455,366	7.9%
Other Operating Revenues	41	50	22,591	27,640	22.4%
Operating Revenues	798	867	444,803	483,006	8.6%
Energy Purchases	(477)	(527)	(265,627)	(293,868)	(10.6%)
Other Operating Cost	(87)	(88)	(48,502)	(49,119)	(1.3%)
Operating Costs	(564)	(615)	(314,129)	(342,986)	(9.2%)
Selling and Administrative Expenses	(63)	(76)	(35,299)	(42,408)	(20.1%)

Operating Income	171	175	95,375	97,612	2.3%

Interest Income	3	3	1,845	1,555	(15.7%)
Interest Expenses	(68)	(57)	(38,002)	(31,888)	16.1%
Net Financial Income (Expenses)	(65)	(54)	(36,157)	(30,334)	16.1%
Equity Gains from Related Company	8	9	4,305	5,123	19.0%
Equity Losses from Related Company	(102)	(39)	(57,027)	(21,818)	61.7%
Net Income from Related Companies	(95)	(30)	(52,722)	(16,695)	68.3%
Other Non Operating Income	44	45	24,474	25,006	2.2%
Other Non Operating Expenses	(18)	(20)	(10,111)	(11,067)	(9.5%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	26	25	14,363	13,939	(3.0%)
Price Level Restatement	16	10	8,920	5,655	(36.6%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	16	10	8,920	5,655	(36.6%)
Positive Goodwill Amortization	(1)	(1)	(347)	(468)	(34.9%)

Non Operating Income	(118)	(50)	(65,943)	(27,903)	57.7%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	53	125	29,432	69,709	136.8%
Extraordinary Items	-	-	-	-
Income Tax	(1)	12	(424)	6,592	-
Minority Interest	19	2	10,502	1,021	(90.3%)
Negative Goodwill Amortization	24	-	13,246	-	(100.0%)

NET INCOME	95	139	52,756	77,322	46.6%

Net Income

Chilectra registered a Net Income of $77,322 million, which is $24,566 million higher than the previous year. This result is mainly explained by:

Operating Income

Higher Operating Income of $2,237 million, due to higher operating revenues of $38,202 million, partially compensated by higher operating costs of $28,856.

Non Operating Income

Lower Non-Operating Loss of $38,040 million, due to lower net loss from related companies of $36,027 million, lower net financial expenses of $5,823 million, compensated by lower net of monetary exposure of $3,265 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 35

PRESS RELEASE Year Ended 2004 - Distribution Business

Other

Regarding Negative Goodwill Amortization, it decreased $13,246 million. The minority interest reached $1,021 million.

Additional Information

Table 17

Chilectra	YE 03	YE 04	Chg%

Customers (Th)	1,341	1,371	2.2%
GWh Sold	10,518	11,317	7.6%
Clients/Employee	1,800	1,981	10.1%
Energy Losses % (TTM)	5.6%	5.2%	0.4%

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PRESS RELEASE Year Ended 2004 - Distribution Business

Cerj (Under Chilean GAAP *)

Table 18

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg%

Revenues from Sales	552	605	307,640	337,498	9.7%
Other Operating Revenues	32	31	17,893	17,139	(4.2%)
Operating Revenues	584	636	325,533	354,638	8.9%
Energy Purchases	(337)	(334)	(187,676)	(186,273)	0.7%
Other Operating Cost	(182)	(192)	(101,533)	(106,872)	(5.3%)
Operating Costs	(519)	(526)	(289,209)	(293,145)	(1.4%)
Selling and Administrative Expenses	(20)	(26)	(11,199)	(14,600)	(30.4%)

Operating Income	45	84	25,125	46,892	86.6%

Interest Income	24	36	13,272	20,138	51.7%
Interest Expenses	(72)	(94)	(40,127)	(52,278)	(30.3%)
Net Financial Income (Expenses)	(48)	(58)	(26,855)	(32,140)	(19.7%)
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	(6)	(4)	(3,242)	(2,366)	27.0%
Net Income from Related Companies	(6)	(4)	(3,242)	(2,366)	27.0%
Other Non Operating Income	14	47	7,851	26,451	-
Other Non Operating Expenses	(129)	(95)	(72,000)	(52,852)	26.6%
Conversion Effect (BT 64)	(109)	(26)	(60,674)	(14,467)	76.2%
Net other Non Operating Income (Expenses)	(224)	(73)	(124,822)	(40,867)	67.3%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(278)	(135)	(154,919)	(75,373)	51.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(233)	(51)	(129,794)	(28,481)	78.1%
Extraordinary Items	-	-	-	-
Income Tax	51	(4)	28,552	(2,478)	(108.7%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(182)	(56)	(101,243)	(30,959)	69.4%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

Net Income

Cerj registered a Net Loss of $30,959 million which is $70,284 million lower loss than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $21,767 million, mainly explained by higher revenues from sales of $29,858 million, due to physical sales, which increased by 352 GWh and also the reduction of energy losses down to 22.8%. This was partially compensated by higher operating costs of $3,936 million.

Non Operating Income

Lower Non Operating Loss of $79,546 million, mainly explained by lower net other non operating expenses of $83,955 million, mainly explained by a lower negative conversion effect of $46,207 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean GAAP.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 37

PRESS RELEASE Year Ended 2004 - Distribution Business

Other

Tax loss increase $31,030 million compared to the previous year.

Additional Information

Table 19

Cerj	YE 03	YE 04	Chg%

Customers (Th)	2,012	2,115	5.1%
GWh Sold	7,276	7,628	4.8%
Clients/Employee	1,326	1,502	13.3%
Energy Losses % (TTM)	23.6%	22.8%	0.8%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 38

PRESS RELEASE Year Ended 2004 – Distribution Business

Coelce (Under Chilean GAAP*)

Table 20

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg %

Revenues from Sales	375	467	209,078	260,188	24.4%
Other Operating Revenues	6	7	3,494	4,170	19.3%
Operating Revenues	381	474	212,572	264,358	24.4%
Energy Purchases	(167)	(290)	(93,085)	(161,653)	(73.7%)
Other Operating Cost	(124)	(122)	(68,937)	(68,021)	1.3%
Operating Costs	(291)	(412)	(162,022)	(229,674)	(41.8%)
Selling and Administrative Expenses	(54)	(53)	(30,362)	(29,782)	1.9%

Operating Income	36	9	20,188	4,902	(75.7%)

Interest Income	41	31	22,988	17,461	(24.0%)
Interest Expenses	(57)	(43)	(31,775)	(23,819)	25.0%
Net Financial Income (Expenses)	(16)	(11)	(8,787)	(6,359)	27.6%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	2	1	1,076	471	(56.3%)
Other Non Operating Expenses	(11)	(2)	(6,139)	(845)	86.2%
Conversion Effect (BT 64)	(22)	(21)	(12,536)	(11,552)	7.8%
Net other Non Operating Income (Expenses)	(32)	(21)	(17,599)	(11,927)	32.2%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(47)	(33)	(26,386)	(18,286)	30.7%

Net Income b, Taxes. Min Int and Neg Goodwill Amort,	(11)	(24)	(6,198)	(13,383)	(115.9%)
Extraordinary Items	-	-	-	-
Income Tax	(8)	(1)	(4,245)	(656)	84.5%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(19)	(25)	(10,443)	(14,040)	(34.4%)

*	Please take note that these figures could differed from those accounted under Brazilian GAAP.

Net Income

Coelce registered a Net Loss of $14,040 million which is $3,597 million higher than the previous year. This result is mainly due to:

Operating Income

Lower Operating Income of $15,286 million, mainly due to higher operating costs of $67,652 million basically related to higher energy purchases that were not entirely compensated by the increase in tariffs and the increase of 236 GWh in physical sales. This increase in costs was partially compensated by higher operating revenues of $51,786 million related by higher revenues from sales. This reduction is significantly offset by Non Operating Loss.

Non Operating Income

Lower Non Operating Loss of $8,100 million, mainly explained by lower net financial expenses of $2,428 million and negative conversion effect of $984 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean GAAP.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 39

PRESS RELEASE Year Ended 2004 – Distribution Business

Other

Tax loss decrease by $3,589 million compared to the previous year.

Additional Information

Table 21

Coelce	YE 03	YE 04	Chg %

Customers (Th)	2,109	2,334	10.7%
GWh Sold	5,905	6,141	4.0%
Clients/Employee	1,534	1,746	13.8%
Energy Losses % (TTM)	13.5%	13.9%	(0.4%)

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PRESS RELEASE Year Ended 2004 – Distribution Business

Codensa (Under Chilean GAAP*)

Table 22

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg %

Revenues from Sales	436	509	242,969	283,603	16.7%
Other Operating Revenues	101	147	56,489	81,910	45.0%
Operating Revenues	537	656	299,459	365,513	22.1%
Energy Purchases	(274)	(309)	(152,916)	(172,289)	(12.7%)
Other Operating Cost	(182)	(184)	(101,306)	(102,344)	(1.0%)
Operating Costs	(456)	(493)	(254,222)	(274,633)	(8.0%)
Selling and Administrative Expenses	(19)	(12)	(10,662)	(6,431)	39.7%

Operating Income	62	152	34,574	84,449	144.3%

Interest Income	15	32	8,435	18,047	114.0%
Interest Expenses	(9)	(22)	(4,951)	(12,480)	(152.1%)
Net Financial Income (Expenses)	6	10	3,484	5,567	59.8%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	8	14	4,469	7,559	69.2%
Other Non Operating Expenses	(2)	(6)	(1,360)	(3,218)	(136.7%)
Conversion Effect (BT 64)	(0)	(12)	(91)	(6,526)	-
Net other Non Operating Income (Expenses)	5	(4)	3,019	(2,185)	(172.4%)
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	12	6	6,502	3,382	(48.0%)

Net Income b, Taxes. Min Int and Neg Goodwill Amort,	74	158	41,077	87,831	113.8%
Extraordinary Items	-	-	-	-
Income Tax	(41)	(56)	(22,606)	(31,156)	(37.8%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	33	102	18,471	56,675	-

*	Please take note that these figures could differed from those accounted under Colombian GAAP.

Net Income

Codensa registered a Net Income of $56,675 million which is $38,204 million higher than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $49,875 million, primarily explained by higher energy sales of $40,634 million due to greater demand that led to a rise of 4.3% in physical sales that amounted 9,656 GWh.

Non Operating Income

Lower Non-Operating Income of $3,120 million, primarily explained by higher other non operating expenses of $5.204 million and higher losses of $6.435 million, related to the negative conversion effect registered as a result of the application of Technical Bulletin N°64 of Chilean GAAP.

Other

Tax loss increase by $8,550 million compared to the previous year.

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PRESS RELEASE Year Ended 2004 – Distribution Business

Additional Information

Table 23

Codensa	YE 03	YE 04	Chg %

Customers (Th)	1,972	2,015	2.2%
GWh Sold	9,254	9,656	4.3%
Clients/Employee	2,298	2,236	(2.7%)
Energy Losses % (TTM)	10.2%	9.7%	0.5%

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PRESS RELEASE Year Ended 2004 – Distribution Business

Edelnor (Under Chilean GAAP*)

Table 24

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg %

Revenues from Sales	313	318	174,428	177,369	1.7%
Other Operating Revenues	11	9	5,917	4,993	(15.6%)
Operating Revenues	324	327	180,345	182,363	1.1%
Energy Purchases	(202)	(208)	(112,353)	(115,843)	(3.1%)
Other Operating Cost	(42)	(39)	(23,269)	(21,877)	6.0%
Operating Costs	(243)	(247)	(135,623)	(137,720)	(1.5%)
Selling and Administrative Expenses	(31)	(30)	(17,522)	(16,804)	4.1%

Operating Income	49	50	27,201	27,838	2.3%

Interest Income	4	4	1,974	1,962	(0.6%)
Interest Expenses	(10)	(12)	(5,614)	(6,870)	(22.4%)
Net Financial Income (Expenses)	(7)	(9)	(3,640)	(4,907)	(34.8%)
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	6	7	3,520	3,998	13.6%
Other Non Operating Expenses	(3)	(6)	(1,465)	(3,479)	(137.6%)
Conversion Effect (BT 64)	(3)	(10)	(1,565)	(5,328)	-
Net other Non Operating Income (Expenses)	1	(9)	491	(4,810)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(6)	(17)	(3,149)	(9,717)	-

Net Income b, Taxes. Min Int and Neg Goodwill Amort,	43	33	24,052	18,121	(24.7%)
Extraordinary Items	-	-	-	-
Income Tax	(19)	(33)	(10,648)	(18,644)	(75.1%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	24	(1)	13,404	(523)	(103.9%)

*	Please take note that these figures could differed from those accounted under Peruvian GAAP.

Net Income

Edelnor registered a Net Loss of $523 million, negatively compared with a Net Profit of $13,404 million registered the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $637 million, related to higher revenues from sales of $2,941 million, compensated by higher operating cost of $2,097 million.

Non Operating Income

Higher Non-Operating Losses of $6,568 million, mainly due to higher net financial expenses of $1,267 million and higher net other non operating expenses of $5,301 million mainly explained by the negative BT 64 conversion effect of $3,763 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 43

PRESS RELEASE Year Ended 2004 – Distribution Business

Other

Higher Tax Loss of $7,996 million, from $10,648 million to $18,644 registered on the year 2004.

Additional Information

Table 25

Edelnor	YE 03	YE 04	Chg %

Customers (Th)	892	912	2.2%
GWh Sold	3,968	4,250	7.1%
Clients/Employee	1,610	1,680	4.3%
Energy Losses % (TTM)	8.4%	8.4%	0.0%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 44

PRESS RELEASE Year Ended 2004 – Distribution Business

Edesur (Under Chilean GAAP*)

Table 26

	Million US$		Million Ch$

	YE 03	YE 04	YE 03	YE 04	Chg %

Revenues from Sales	314	350	175,280	195,105	11.3%
Other Operating Revenues	24	25	13,260	13,877	4.7%
Operating Revenues	338	375	188,541	208,982	10.8%
Energy Purchases	(148)	(189)	(82,646)	(105,475)	(27.6%)
Other Operating Cost	(148)	(136)	(82,549)	(75,950)	8.0%
Operating Costs	(296)	(325)	(165,195)	(181,425)	(9.8%)
Selling and Administrative Expenses	(52)	(50)	(28,724)	(27,811)	3.2%

Operating Income	(10)	(0)	(5,378)	(254)	95.3%

Interest Income	11	7	6,099	3,665	(39.9%)
Interest Expenses	(22)	(24)	(12,448)	(13,225)	(6.2%)
Net Financial Income (Expenses)	(11)	(17)	(6,349)	(9,560)	(50.6%)
Equity Gains from Related Company	0	-	7	-	(100.0%)
Equity Losses from Related Company	-	(0)	-	(0)
Net Income from Related Companies	0	(0)	7	(0)	(100.4%)
Other Non Operating Income	1	14	339	7,642	-
Other Non Operating Expenses	(20)	(15)	(10,971)	(8,576)	21.8%
Conversion Effect (BT 64)	13	3	7,392	1,686	(77.2%)
Net other Non Operating Income (Expenses)	(6)	1	(3,240)	752	123.2%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(17)	(16)	(9,581)	(8,808)	8.1%

Net Income b, Taxes. Min Int and Neg Goodwill Amort,	(27)	(16)	(14,959)	(9,061)	39.4%
Extraordinary Items	-	-	-	-
Income Tax	(23)	(14)	(12,820)	(8,069)	37.1%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(50)	(31)	(27,779)	(17,130)	38.3%

*	Please take note that these figures could differed from those accounted under Argentinean GAAP.

Net Income

Edesur registered a Net Loss of $17,130 million, $10,649 million lower loss than the previous year. This result is mainly due to:

Operating Income

Higher Operating Loss of $5,124 million, mainly due to higher operating revenues by $19,825 million, explained by the improved energy demand observed in the country and which has led to an increase of 5.3% in physical sales. This was compensated by $16,230 million higher operating costs related to higher energy purchases.

Non Operating Income

Lower Non-Operating Losses of $773 million, mainly explained by higher net other non operating income of $3,992 million, partially compensated by higher net financial expenses of $3,211 million.

Other

Tax loss decrease by $4,751 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 45

PRESS RELEASE Year Ended 2004 – Distribution Business

Additional Information

Table 27

Edesur	YE 03	YE 04	Chg %

Customers (Th)	2,117	2,139	1.0%
GWh Sold	12,656	13,322	5.3%
Clients/Employee	938	939	0.2%
Energy Losses % (TTM)	11.8%	11.8%	0.0%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 46

PRESS RELEASE Year Ended 2004 – Partially Consolidated Income Statement

Partially Consolidated Income Statement

Parent Company Consolidated with Enersis Internacional December 2004 Earnings Report

Under Chilean GAAP, Million Ch$

Table 29

4Q 03	Var %	(in million Ch$ of YE04)	YE 04	YE 03	Var %

787	9.4%	Gross Operating Margin	3,331	3,282	1.5%
(5,513)	10.8%	S&A Expenses	(17,315)	(17,444)	0.7%

(4,726)	14.2%	Operating Income	(13,983)	(14,162)	1.3%

6,725	115.7%	Endesa	50,257	48,035	4.6%
23,927	52.2%	Chilectra	92,361	103,622	(10.9%)
-	NA	Río Maipo	-	-	NA
124	(2360.0%)	Edesur	(11,100)	(17,995)	38.3%
88	(1112.5%)	Edelnor	355	6,150	(94.2%)
(1,805)	(528.8%)	Cerj	(24,877)	(72,620)	65.7%
(239)	(112.0%)	Coelce	(1,678)	(2,299)	27.0%
1,466	128.5%	Codensa	11,399	1,926	492.0%
2,071	40.6%	CAM LTDA	5,574	7,027	(20.7%)
924	10.6%	Inm Manso de Velasco	3,006	1,339	124.4%
2,225	(45.2%)	Synapsis	4,229	5,794	(27.0%)
-	NA	CGTF	11,857	-	NA
122	(303.8%)	Other	(1,271)	0	NA

35,628	28.1%	Net Income from Related Companies	140,113	80,978	73.0%

12,801	(27.0%)	Interest Income	44,772	59,094	(24.2%)
(41,029)	60.3%	Interest Expense	(72,354)	(146,161)	50.5%
(28,228)	75.4%	Net Financial Income (Expenses)	(27,581)	(87,068)	68.3%
1,727	186.1%	Other Non Operating Income	11,872	102,241	(88.4%)
(7,091)	(32.9%)	Other Non Operating Expenses	(18,718)	(23,820)	21.4%
(5,364)	16.4%	Net other Non Operating Income (Expenses)	(6,846)	78,421	(108.7%)
2,469	117.3%	Price Level Restatement	(1,597)	(5,303)	69.9%
(12,203)	29.0%	Foreign Exchange Effect	(11,519)	(24,106)	52.2%
(9,734)	(66.1%)	Net Monetary Exposure	(13,116)	(29,408)	55.4%
(12,793)	(0.3%)	Positive Goodwill Amortization	(51,265)	(51,110)	(0.3%)

(20,492)	125.5%	Non Operating Income	41,305	(8,187)	604.5%

(25,218)	104.6%	Net Income before (1). (2) & (3)	27,321	(22,349)	222.3%
11,825	(36.0%)	Income Tax (1)	16,946	12,952	30.8%
71	(88.6%)	Negative Goodwill Amortization (2)	40	22,176	(99.8%)
-	NA	Minority Interest (3)	-	-	NA

(13,322)	(165.6%)	NET INCOME	44,308	12,781	246.7%

(0.41)		EPS (Ch$)	1.36	0.39
(0.04)		EPADS (US$)	0.12	0.04
32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 47

PRESS RELEASE Year Ended 2004 – Partially Consolidated Income Statement

Under Chilean GAAP, Thousand US$

Table 29.1

4Q 04	4Q 03	Var %	(in thousand US$ of YE04)	YE 04	YE 03	Var %

1,544	1,411	9.4%	Gross Operating Margin	5,977	5,888	1.5%
(8,821)	(9,890)	10.8%	S&A Expenses	(31,064)	(31,295)	0.7%

(7,277)	(8,479)	14.2%	Operating Income	(25,087)	(25,407)	1.3%

26,030	12,065	115.7%	Endesa	90,164	86,177	4.6%
65,321	42,926	52.2%	Chilectra	165,700	185,902	(10.9%)
-	-	NA	Río Maipo	-	-	NA
(5,035)	223	(2360.0%)	Edesur	(19,914)	(32,284)	38.3%
(1,605)	159	(1112.5%)	Edelnor	636	11,034	(94.2%)
(20,365)	(3,239)	(528.8%)	Cerj	(44,631)	(130,284)	65.7%
(909)	(429)	(112.0%)	Coelce	(3,010)	(4,125)	27.0%
6,008	2,629	128.5%	Codensa	20,450	3,455	492.0%
5,225	3,715	40.6%	CAM LTDA	10,000	12,606	(20.7%)
1,834	1,657	10.6%	Inm Manso de Velasco	5,393	2,403	124.4%
2,189	3,991	(45.2%)	Synapsis	7,587	10,395	(27.0%)
3,654	-	NA	CGTF	21,272	-	NA
(448)	220	(303.8%)	Others	(2,280)	0	NA

81,897	63,918	28.1%	Net Income from Related Companies	251,368	145,279	73.0%

16,760	22,966	(27.0%)	Interest Income	80,324	106,016	(24.2%)
(29,222)	(73,609)	60.3%	Interest Expense	(129,806)	(262,220)	50.5%
(12,462)	(50,643)	75.4%	Net Financial Income (Expenses)	(49,482)	(156,203)	68.3%
8,863	3,098	186.1%	Other Non Operating Income	21,298	183,425	(88.4%)
(16,906)	(12,721)	(32.9%)	Other Non Operating Expenses	(33,580)	(42,734)	21.4%
(8,043)	(9,623)	16.4%	Net other Non Operating Income (Expenses)	(12,282)	140,691	(108.7%)
(766)	4,429	117.3%	Price Level Restatement	(2,865)	(9,513)	69.9%
(28,238)	(21,893)	29.0%	Foreign Exchange Effect	(20,665)	(43,246)	52.2%
(29,004)	(17,463)	(66.1%)	Net Monetary Exposure	(23,530)	(52,760)	55.4%
(23,022)	(22,951)	(0.3%)	Positive Goodwill Amortization	(91,971)	(91,694)	(0.3%)

9,366	(36,763)	125.5%	Non Operating Income	74,103	(14,687)	604.5%

2,089	(45,242)	104.6%	Net Income before (1). (2) & (3)	49,016	(40,094)	222.3%
13,577	21,215	(36.0%)	Income Tax (1)	30,402	23,236	30.8%
15	128	(88.6%)	Negative Goodwill Amortization (2)	72	39,785	(99.8%)
-	-	NA	Minority Interest (3)	-	-	NA

15,681	(23,899)	(165.6%)	NET INCOME	79,490	22,927	246.7%

0.27	(0.41)		EPS (Ch$)	1.36	0.39
0.02	(0.04)		EPADS (US$)	0.12	0.04
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 48

PRESS RELEASE Year Ended 2004 – Ownership of the Company

Ownership of the Company as of December 31, 2004

TOTAL SHAREHOLDERS: 9,771

Conference Call Invitation

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, January 28, 2005, at 11:00 AM (New York time). To participate, please dial +1 (617) 614-3450 or +1 (800) 510-0178 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 24556420.

The phone replay will be available since January 29, until February 5, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 94143432.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 49

PRESS RELEASE Nine Months 2004 – Contact Information

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
 srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt	Marcela Muñoz	Cristián Palacios	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
pll@e.enersis.cl	mml1@e.enersis.cl	cpg1@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4555	56 (2) 353 4492	56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
 mlmr@e.enersis.cl
56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: February 01, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer